

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Gerardo I. Lopez
Chief Executive Officer, President and Director
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re:** **AMC Entertainment Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 30, 2013**
> **File No. 333-190904**

Dear Mr. Lopez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please identify the lead underwriter(s) on the prospectus cover page. Please be advised that we may defer our review of any amendment that does not name the lead underwriter(s).

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. We note you have relied on reports and publications from third-party sources, including the Motion Picture Association of America, the National Association of Theater Owners, Nielson Media Research, and Rentrak Corporation for data. Please provide us with the

relevant portions of the materials you cite. If any of these reports or publications were commissioned by you for use in connection with the registration statement, please also provide consents of such third parties pursuant to Securities Act Rule 436 with your next amendment or tell us why you believe you are not required to do so.

4. We note the references to "guests" and suggest you substitute the word "customers" since you are talking to investors in your company who are trying to understand your business as a series of commercial operations.

Prospectus Summary, page 1

Our Company, page 1

5. Please provide us with substantiation for your statements on page 2 that for the calendar year ended December 31, 2012 your circuit led in revenues per head, average ticket price, and concessions per head and that you were among the highest of your peers in attendance per screen and admissions gross profit per screen.

6. We note the reference in the third full paragraph on page 2 to the "proud tradition of best-in-class theatre operations." Please revise to reconcile with the net losses discussed in the last risk factor on page 21 and the impairment losses discussed in the last risk factor on page 21.

7. Please substantiate your statement in the carryover bullet point at the top of page 5 that you enjoy a significant advantage within the exhibition industry when it comes to permitting, installing, and commissioning these improvements.

Our Competitive Strengths, page 8

Well Located, Highly Productive Theatres, page 9

8. We note the reference to your average total revenues being "37% higher than" your closest peer. In general, references to other competitors are disfavored because they are not relevant to an investment decision in your securities. Please either remove such references or tell us why you believe they are material to an investment decision in your securities.

Strong Free Cash Flow Generation, page 9

9. Please quantify your free cash flow and disclose your estimated capital expenditures for each of the next three years. Additionally, please provide us with support for your characterization that your free cash flow is "strong." We note your disclosure in the first full risk factor on page 21. Revise the last paragraph on page 100 in this manner as well.

Experienced and Dynamic Team, page 9

10. We note the disclosure on page 10 indicating that in connection with the offering, you
    will enter into long term employment agreements with key members of management and
    will implement a significant equity based compensation plan that will align
    management's interests with those of your stockholder's. To the extent that these
    employment agreements and stock-based compensation arrangements are finalized prior
    to the completion of your planned offering, please revise the pro forma financial
    information included on pages 40 through 47 of the registration statement to include pro
    forma adjustments giving effect to these revised agreements. Refer to the guidance
    outlined in Rule 11-02(b)(6) of Regulation S-X.

Key Strategic Shareholder, page 10

11. The Prospectus Summary should disclose the most material information about AMC
    Entertainment Holdings, Inc., not its controlling shareholder. Please revise this section
    accordingly.

12. With a view toward disclosure, please tell us the aggregate price Wanda paid for you in
    August 2012 and your aggregate valuation giving effect to the offering of shares and the
    percentage of ownership it represents.

The Reclassification, page 11

13. We note the disclosure indicating that in connection with the offering, you intend to
    reclassify each share of Parent's existing Class A stock and Class N stock such that each
    holder of Class A stock will receive an indeterminate number of shares of class B stock
    for each existing Class A share and each holder of shares of Class N stock will receive an
    indeterminate number of shares of Class A stock for each Class N share. Please revise to
    include a pro forma balance sheet alongside your historical balance sheet as of the latest
    interim period presented giving effect to these changes in capitalization that will occur in
    connection with your planned offering.

14. Also, to the extent that the "Reclassification" will effectively result in a stock dividend or
    split, please revise your historical earnings per share and related disclosures throughout
    the registration statement for all periods presented in your financial statements to give
    effect to this stock dividend or split. Refer to the guidance in SAB Topic 4:C and ASC
    260-10-55-12.

Summary Historical and Unaudited Financial and Operating Data, page 16

15. Please revise to clearly blackline the results of the predecessor and successor entities. The
    revised presentation should be consistent with that provided in your interim financial
    statements. Your disclosure of financial information elsewhere in the filing should be

similarly revised. Please similarly revise Selected Historical Financial and Operating Data beginning on page 48.

16. We note that you have presented statement of operations data for the twelve months ended June 30, 2013 in your summary financial operating data. Due to the change in basis that resulted from the merger transaction that occurred on August 31, 2013, we do not believe the presentation of combined financial data for this period is appropriate. Accordingly, please revise to eliminate the presentation of the combined financial information for the predecessor and successor periods. Please similarly revise Selected Historical Financial and Operating Data beginning on page 48.

Use of Proceeds, page 35

17. We note that you contemplate using a portion of net proceeds to retire outstanding debt. Please provide the disclosure called for by Instruction 4 to Item 504 of Regulation S-K.

18. Also please quantify the amount intended to retire debt and the amount for capital expenditures.

Unaudited Pro Forma Condensed Financial Information, page 40

19. Please expand the introductory paragraph to your pro forma financial statements to briefly disclose the nature and significant terms of the "Transactions" that have been reflected in the pro forma financial information. As part of your revised disclosure, please indicate the date that the merger transaction occurred. Refer to the requirements outlined in Rule 11-02(b)(2) of Regulation S-X.

Unaudited Condensed Consolidated Pro Forma Statement of Operations, pages 42 and 43

20. Please revise to clearly label the results in the Parent Historical column for the six months ended June 30, 2013 as those of the "successor" entity consistent with the interim financial statements for this period.

21. Once you determine the number of Class A and Class B shares of common stock that holders of Class A Common Stock and Class N Common Stock will receive pursuant to the Reclassification, please revise your pro forma balance sheet and earnings per share to give effect to this change in capital structure and revise the notes to the pro forma financial information to explain the nature and terms of this change in capital structure. The notes to your pro forma financial statements should also explain how any changes in weighted average shares outstanding were calculated or determined.

22. Please revise to disclose the number of shares expected to be issued in the offering and the expected public offering price.

23. Refer to footnote (2). Please tell us and revise Note 2 to explain why unrecognized breakage income for gift cards was eliminated as a result of adjusting deferred revenue to fair value. Also, please explain in further detail how adjustment (2) was calculated or determined.

24. Refer to footnote (3). Please expand your disclosure to explain in further detail how you calculated or determined the adjustment to increase straight-line rent expense for future minimum rentals associated with your digital projectors. As part of your revised disclosure, please indicate the significant assumptions used in calculating this adjustment.

25. Refer to footnote (4). Please expand your disclosure to explain in further detail how you calculated or determined the adjustment to increase rental expense for future escalations associated with your theatre leases. Your revised disclosure should indicate all significant assumptions used in computing this pro forma adjustment. Also, please disclose in footnote (4) the amount of the purchase price adjustment for unfavorable lease liabilities that was recognized in connection with the merger transaction and explain in further detail how you calculated or determined the pro forma adjustment to rent expense for these unfavorable leases in the amount of $(5,093).

26. Refer to footnote (6). Please disclose in footnote (6) that the various components of adjustment (6) were derived from amounts reflected in your historical financial statements for the period from March 30, 2012 through August 30, 2012.

27. Refer to footnote (7). Please explain to us and expand your disclosure in footnote (7) to explain why the gross carrying amount of your intangible assets was reduced significantly from amounts recorded prior to the Merger. As part of your response, please explain in detail why you do not believe that this was indicative of a potential impairment in the recorded values of the intangible assets that existed prior to the merger and that should have been recognized in the historical financial statements of the registrant prior to the completion of the merger transaction.

28. Please explain in footnote (7) the significant assumptions that were used to calculate or determine the adjustment reflected in footnote (7). As part of your revised disclosure, please indicate the adjustments that were made to your various categories of intangible assets in connection with the merger and the useful lives over which such amounts are being amortized to expense.

29. Refer to footnote (8). Please explain in footnote (8) how you calculated or determined the fair value of your debt and the related increase in its fair value in connection with the merger. Also, please explain in footnote (8) the method and significant assumptions used to calculate or determine the adjustment for accretion of the premium on debt in the amount of $(6,602).

30. Refer to footnote (9). Please explain in footnote (9) how you calculated or determined the fair value of your investment in NCM in connection with the merger. Also, please

revise to disclose the method and significant assumptions used to calculate or determine each component of pro forma adjustment (9).

31. Refer to footnote (10). Please explain in footnote (10) how you calculated or determined the fair value of the TRA intangible asset and the related useful life over which you are amortizing it to expense. Also, please clearly disclose in footnote (10) that the adjustments for cash receipts for the TRA in the amount of $(298) represents the actual cash receipts as a result of the TRA during the period from March 30, 2012 through August 30, 2012.

Management's Discussion and Analysis, page 50

32. We note from the first paragraph on page 50 that all references to the transition period are for the period from March 30, 2012 through December 31, 2012 and are derived by combining the audited results of operations for your Predecessor from March 30, 2012 to August 30, 2012 with the audited results of operations for your Successor from August 31, 2012 to December 31, 2012. We further note that you include a discussion of combined results of operations for this period on pages 70 through 75 of MD&A. Please note that due to the change in basis arising from the application of acquisition method accounting, the successor financial statements and ongoing operations are not comparable with prior period financial statements and operations of the predecessor. Therefore it is not appropriate to merely combine and discuss the predecessor and successor periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Please revise your MD&A discussion accordingly.

Overview, page 50

33. Refer to the second paragraph on page 51. Please quantify the estimated costs to invest and expand your food and beverage operations over the next five years and provide an estimate, if known, of the portion of conversion cost that may be covered by investments by the theatre landlord. Also, please discuss whether the amounts historically contributed by landlords, as disclosed in the third paragraph on page 90, is representative of the percentage of capital expenditures you expect to be contributed in the future.

34. We are aware from industry reports that the costs and operating margins of megaplex theatres can vary considerably depending upon the number of screens per theatre, with the largest megaplex theatres incurring higher operating costs and lower operating margins compared to megaplex theatres with fewer screens. Please discuss in greater detail the economics of megaplex theatres. Please disclose the number of theatres that have 24 or more screens and percentage of total screens these theatres comprise. To the extent that the potential effectiveness of your quality enhancements would be limited at larger megaplex theatres, please discuss accordingly. Alternatively, please tell us why a revised discussion would not provide meaningful information to prospective investors.

Significant Events, page 52

35. We note from the disclosure on page 54 that in connection with obtaining a waiver for the requirement to comply with the change in control covenant in each of the indenture governing the Notes, the Company paid each of the holders of the Notes due 2019 and 2020 who validly consented to the waiver and proposed amendments a consent fee of $2.50 per $1,000 principal amount at the closing of the Merger. Please tell us and revise your discussion on page 54 to explain how you accounted for the payment of these fees in the Company's financial statements. If an expense was not recognized, please explain why.

Critical Accounting Policies

Gift Card and Packaged Ticket Breakage, page 63

36. We note that you changed your method for recording gift card breakage income to recognize breakage income and derecognize the gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards ("Proportional Method"). Please tell us and revise your disclosure in MD&A and Note 1 to the audited financial statements to explain in further detail how management calculated or determined the amounts to be recognized using the "proportional method" including whether this was done on a company-wide or more limited basis and the period or periods which management used to determine the proportion of gift cards which have historically not been redeemed. Also, please tell us and revise MD&A and Note 1 to disclose the proportion of gift cards that management has determined will not be redeemed as a result of its analysis using the proportional method. In addition, please revise Note 1 to disclose the impact of this change in accounting on the company's earnings per share as required by ASC 250-10-50.

37. We note from your disclosure on page 63 that breakage for packaged tickets continues to be recognized as the redemption of these items is determined to be remote, that is if a ticket has not been used within 18 months of being purchased. We further note that as a result of fair value accounting with the merger, you will not recognize any breakage income on package tickets until 18 months after the merger. Please explain to us in further detail why the application of fair value accounting in connection with the merger would result in a lack of recognition of breakage on packaged ticket sales for an 18 month period following the merger.

Operating Results

For the Six Months Ended June 30, 2013 and Twenty-six Weeks ended June 28, 2012

Investment (income) expense, page 69

38. We note from the disclosure on page 69 that investment income for the current period includes payments received of $3.7 million related to the NCM tax receivable agreement, which are recorded in investment income for periods subsequent to the merger. We also note that amounts related to the NCM tax receivable agreement of $3.9 million were recorded in equity in earnings of non-consolidated entities in the prior period. Please explain to us and in your MD&A disclosure why these payments are recorded in investment (income) expense subsequent to the merger but recorded in equity in earnings of non-consolidated entities in periods prior to the merger.

Earnings (loss) from discontinued operations, net, page 70

39. We note from the discussion on page 70 that during the six months ended June 30, 2013, you received $4.7 million for a sales price adjustment from the sale of theatres located in Canada. Please tell us and revise the discussion on page 70 to explain the nature of this sales price adjustment and explain why it was received during the six month period ended June 30, 2013 since it appears to relate to operations that were sold in prior periods. Note 1 to your interim financial statements should be similarly revised.

Unaudited Results of Operations for the approximate Calendar Years Ended December 31, 2012 and December 29, 2011

40. We note that you have presented unaudited results of operations for the "approximate" calendar years ended December 31, 2012 and December 29, 2011 in the filing since most of your competitors present their financial statements using the calendar year as their fiscal year and to provide your investors with a presentation of your historical results that aligns with how you will present your results going forward, given the change in your fiscal year to end on December 31, 2012. As noted in our comment above, it is not appropriate to combine the 2012 periods prior to and subsequent to the merger due to the change in basis that resulted from the use of the acquisition method of accounting. Furthermore, as a result of the merger transaction, the 2011 period is not considered comparable to the 2012 periods as a result of the merger transaction that occurred on August 30, 2012. Therefore, we do not believe it is appropriate to include comparative information for the "approximate" calendar years ended December 31, 2012 and December 29, 2011 in the filing. Accordingly, please revise to eliminate this comparative presentation and related discussion from the filing.

Business, page 90

41. Refer to the last sentence of the third paragraph on page 90. Please briefly describe how you measure "improved productivity per location."

42. Please balance your discussion here and in the summary by clarifying, if true, that upgrades including dine-in theatres and premium seating are expected to be phased-in over a period of time and, by the end of calendar year 2013, will have only been deployed to approximately 11% of your total screens.

Our Strategy, page 95

43. Refer to the sixth paragraph on page 95. Please discuss the budget and anticipated timeframe for upgrading seating on the approximately 1,500 addressable screens.

44. Refer to the first bullet point on page 98. Please briefly explain what "switching costs" are and how increasing these costs lead to higher loyalty.

45. Refer to the second paragraph on page 98. Please substantiate that observing actual behaviors through AMC Stubs is an asset that is uniquely present at AMC among all US exhibitors.

46. Please discuss in detail how your quality-driven strategy is designed to address exhibition industry trends, in particular the decline in admissions in the last ten years. We note in this regard the attendance statistics you cite on page 104.

Compensation Discussion and Analysis, page 114

Base Salaries, page 114

47. It appears from your disclosure in the carryover paragraph on pages 114-15 that you use compensation data about other companies to, at least in part, base, justify, or provide a framework for your compensation decisions. You further disclose that you target named executive officer salaries at the median for total annual cash compensation and total direct compensation. Please clarify how you use this survey data to structure compensation for your named executive officers. Additionally, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 118.05.

Description of Certain Indebtedness, page 137

48. We note that the amount outstanding on your term loan of approximately $773.1 million as of June 30, 2013 as disclosed on page 137 does not agree with the amount reflected in

your capitalization disclosures on page 37 of $763,492. Please reconcile and revise these disclosures.

Certain Relationships and Related Party Transactions, page 141

49. We note from the disclosure on page 141 that certain management shareholders agreed to purchase Class N shares of the Parent at the price paid by Wanda for Class A shares of the Parent in connection the merger. We also note that during the period beginning on January 1, 2016 and ending on the earlier of January 1, 2019 and the date of a qualified public offering, the management shareholders have the right to require the Parent to repurchase their shares at a price equal to the price paid, with appropriate adjustments for any subsequent events such as dividends, splits, combinations, and the like. We further note that if the Parent has not consummated a qualified public offering by January 1, 2019, then during the period beginning on January 1, 2019 and ending on the date of a qualified public offering, the management shareholders have the right to require the Parent to purchase their shares at a price equal to the greater of the fair market value of the shares and the purchase price per share. In addition, following a qualified public offering, the management shareholders will have the right in limited circumstances, to require the Parent to purchase shares that are not fully and freely tradable. Given that the redemption of the Class N shares acquired by the management shareholders appears to require repurchase due to events or circumstances that are not within your control, such as the failure to complete an initial public offering, we would expect the shares subject to repurchase to be reflected in your financial statements as temporary or mezzanine equity pursuant to the guidance in ASC 480-10-S99. Please revise your financial statements accordingly or explain why you do not believe this is required. The notes to your financial statements should also be revised to disclose the terms under which the Class N shares are subject to repurchase by the Company.

50. In a related matter, please tell us and explain in the notes to your financial statements the specific circumstances under which the management shareholders have the right to require the Parent to purchase their shares following a qualified public offering if the shares are not fully and freely tradable. We may have further comment upon review of your response.

Description of Capital Stock, page 143

51. We note from the disclosure on page 143 that following the Reclassification, holders of Class A common stock will be entitled to one vote per share and holders of Class B common stock will be entitled to three votes per share. Please revise MD&A to discuss the differences in the voting rights associated with your Class A and Class B shares that will exist following the Reclassification transaction. Also, to the extent this difference in voting rights will continue to provide Wanda with control over your operations, please revise MD&A to discuss the existence of this control relationship.

AMC Entertainment Holdings Inc. and Subsidiaries Interim Financial Statements, page F-2

Note 1. Basis of Presentation

Out of Period Adjustments, page F-7

52. We note the disclosure in Note 1 indicating that management determined that during the successor period from August 31, 2012 through December 31, 2012 reductions to the valuation allowance were incorrectly recorded resulting in an understatement of tax expense and net loss from continuing operations of $5,520,000. We also note that this out of period adjustment has been recorded during calendar 2013 and the impact of these adjustments increased the tax provision and reduced earnings from continuing operations by $5,520,000 or $3.60 per share from amounts that otherwise would have been recorded during the three months ended June 30, 2013. We further note that management does not believe the impact of this out of period adjustment materially impacts the fair presentation of your operating results or financial condition for any of the periods presented. Given that the out of period adjustment recognized during 2013 represented approximately 43% of your provision of income taxes and approximately 13% of your income from continuing operations for the six months ended June 30, 2013 and over 100% of the provision for taxes and 15% of the your loss from continuing operations for the period from August 31, 2012 through December 31, 2012, please explain in detail the basis or rationale for management's conclusion that this out of period adjustment was not material to either of these periods. Your response should provide a detailed discussion of the qualitative and quantitative factors considered in your determination that such adjustment was not material. Refer to the guidance outlined in SAB Topic 1:M. We may have further comment upon receipt of your response.

Note 2. Merger, page F-9

53. We note that management determined that an increase to the valuation allowance at the date of the Merger was necessary to provide for deferred tax assets that more likely than not will not be realized. The out of period adjustment increased reported goodwill by $31,463,000, decreased other current assets by $33,200,000 and decreased other long-term liabilities by $1,737,000 as of June 30, 2013. Please tell us and revise your disclosures to describe the facts and circumstances that contributed to these adjustments to the purchase price allocation. As part of your response, please discuss any significant changes in assumptions or facts and circumstances considered by management and the independent valuation specialist that resulted in these adjustments. Also, please explain in detail why you did not consider it necessary to revise your consolidated balance sheet as of December 31, 2012 to reflect these revisions to the purchase price.

Note 12 – Corporate Borrowings, page F-23

54. Given the significant changes in your debt obligations that have occurred during the six months ended June 30, 2013, please revise Note 12 to include a table disclosing the components of your long-term debt obligations at June 30, 2013.

AMC Entertainment Holdings Audited Financial Statements

Note 2-Acquisition, page F-44

55. Please revise Note 3 to disclose the number of shares acquired by both Wanda and the members of management in exchange for consideration of $700,000,000 and $1,811,000, respectively, and explain how the purchase price paid by management was determined.

56. We note from the disclosure included in the first paragraph on page 118 and elsewhere in the filing that in connection with the merger agreement, $35 million of consideration otherwise payable to the equity holders was deposited into an Indemnity Escrow Fund and $2.0 million otherwise payable to the equity holders was deposited into an account designated by the Stockholder Representative. We also note that on or following the Escrow Termination Date, and the release of all amounts remaining in escrow, certain amounts may be paid to your executive officers. Please tell us and explain in the notes to your financial statements the terms and conditions under which the amounts held will be released from escrow and the date on which the release is expected to occur. Also, please tell us and explain in the notes to your financial statements how the amounts placed in escrow in connection with the merger transaction have been accounted for in the financial statements. Additionally, if the amounts placed in escrow were recognized as part of the purchase price, please explain why you believe this treatment is appropriate.

57. Based on the purchase price allocation disclosed on page F-45 of the financial statements, it appears that a write-up to fair value was recognized for property acquired in the acquisition transaction. Please tell us the amount of the fair value adjustment that was recognized as a result of the merger transaction. In a related matter, please explain why no pro forma adjustment to depreciation and amortization for the revised depreciation expense associated with property, plant and equipment has been reflected in the pro forma statement of operations for 2012 included on page 43 of the registration statement.

58. We note from the purchase price allocation included on page F-10 of the financial statements that only $246,507 or less than 10% of the purchase price has been allocated to identifiable intangible assets in connection with the merger transaction. Please explain in further detail why such a small portion of the purchase price was allocated to identifiable intangibles acquired as part of the merger. As part of your response and your revised disclosure, please explain in further detail how you calculated or determined the amounts recognized in your financial statements for each category of intangible assets that were recognized, including the NCM tax receivable agreement.

59. In a related matter, please revise Note 3 to include a more robust disclosure of the qualitative factors that make up the goodwill recognized such as expected synergies from combining operations of the acquire and acquirer, intangible assets that do qualify for separate recognition or other factors. Refer to the disclosure requirements outlined in ASC 805-30-50.

60. Please tell us and revise Note 2 to explain how you calculated or determined the fair value of the liability recognized for credit card, package tickets and the loyalty program liability and the deferred revenues associated with the exhibitor services agreement with NCM.

Note 3 – Acquisition, page F-48

61. We note from the disclosure in the first paragraph on page F-48 that the merger transaction on August 30, 2012 triggered the payment of an aggregate of $32,340,000 for success fees to financial advisors, bond amendment consent fees, professional and consulting fees, payments for cancellation of stock-based compensation and management success bonuses that were contingent on the consummation of the Merger. We also note that you determined that your accounting policy for any cost triggered by the consummation of the Merger was to recognize the cost when the Merger was consummated and accordingly these fees have not been recorded in the consolidated statement of operations for the predecessor period since that statement depicts the results of operations just prior to the consummation of the transaction. We further note that since the successor period reflects the effects of push-down accounting, these costs have also not been recorded as an expense in the successor period but the costs were reflected in the purchase accounting adjustments which were applied in arriving at the opening balance of the Successor. Please tell us and revise page F-48 to explain the specific nature and amounts of the $32,340,000 of costs described on page F-48 and explain how the various cost components were calculated or determined. Also, please note that pursuant to the guidance outlined in ASC 805 -10-30-25-23, acquisition-related costs should be reflected as expenses in the periods in which the costs are incurred. Accordingly, we do not believe that the fact that push-down accounting was applied in your financial statements provides a basis or rationale for not reflecting these costs as expenses in your financial statements. Accordingly, please revise to reflect such costs as expenses in your financial statements in the periods in which the costs were incurred pursuant to the guidance in ASC 805-10-30-25-23 or explain in detail why you do not believe this is required.

Note 4 – Discontinued Operations, page F-49

62. We note the disclosure on page F-49 which indicates that you recorded gains, net of lease termination expense, on the disposition of seven Canada theatres and one United Kingdom theatre of approximately $39,000,000 primarily due to the write-off of long-term lease liabilities extinguished in connection with the sales and closure. Please explain to us in further detail how you calculated or determined the amount of the gain

recognized in connection with the sale and closure of these theaters. As part of your response, please indicate the nature and terms of your long-term leasing arrangements for these theatres and explain how you were relieved of such obligations as a result of your sale or closure of the theatres. We may have further comment upon review of your response.

Note 7. Investments, page F-52

NCM Transactions, page F-54

63. We note from the disclosure on page F-57 that prior to the Merger on August 30, 2012, distributions received under the tax receivable agreement from NCM, Inc. were recorded as additional proceeds received related to the Tranche 1 or 2 investments and were recorded in earnings in a similar fashion to the proceeds received in the NCM, Inc. IPO and the receipt of excess cash distributions. We also note that following the date of the Merger, you recognized an intangible asset of $20,900,000 as the fair value of the tax receivable agreement which is amortized on a straight-line basis over the remaining life of the ESA. We also note that cash receipts from NCM, Inc. under the tax receivable agreement are now recorded to the investment income account. Please tell us and explain in Note 7 why cash receipts under the tax receivable agreement are now being recorded in investment income rather than as a component of equity in earnings (losses) consistent with the prior treatment.

Note 9. Corporate Borrowings, page F-65

64. We note the disclosure in the last paragraph on page F-67 which indicates that you entered into a waiver and fourth amendment to your Senior Secured Credit Facility on July 2, 2012. Please tell us and revise Note 9 to disclose the nature and amounts of any costs incurred in connection with this waiver and amendment to your credit facility. As part of your response and your revised disclosure, you should also explain how these costs were accounted for in your financial statements and the basis or rationale for the treatment that was used.

65. We note the disclosure on page F-70 which indicates that the fair value of the Notes due 2020 was adjusted to fair value in connection with the merger and as a result, a premium of $63,000,000 was recorded and will be amortized to interest expense over the remaining term of the notes. Please tell us and revise note 9 to explain in further detail how you calculated or determined the fair value of the Notes due 2020 and the related premium recognized in connection with the Merger transaction.

Note 10- Stockholders' Equity

Stock-Based Compensation, page F-71

66. We note the disclosure on page 72 which indicates that upon the change of control as a result of the Merger, all of the stock options and restricted stock interests under both the amended and restated 2004 Stock Option Plan and the 2010 Equity Incentive Plan were cancelled and holders received payments aggregating approximately $7,035,000. Please tell us and explain in Note 10 how you accounted for these payments in your consolidated financial statements. If no expense was recognized in your financial statements as a result of the cash settlement of these awards, please explain in detail why you believe this treatment is appropriate. Your discussion of this matter on page 52 of MD&A should be similarly revised.

Note 20 – Supplemental Financial Information (Unaudited) Consolidated Statements Of Operations by Quarter

67. Please revise to clearly blackline the results of operations for the predecessor and successor periods. Also, please revise to disclose the nature and amounts of any material unusual items that impacted your results of operations for the quarterly periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Digital Cinema Implementation Partners, LLC Financial Statements

Consolidated Statements of Cash Flows, page F-135

68. We note from the supplemental schedule of non-cash investing and financing activities that a non-cash contribution from members in the amount of $50,724 was received during 2010. Please tell us and revise the notes to the financial statements to explain the nature of this non-cash contribution and explain how it was valued by you upon your receipt.

National CineMedia LLC Financial Statements

Note 11. Derivative Instruments and Hedging Activities, page F-125

69. We note the disclosure in Note 11 indicating that in connection with the termination of certain interest rate swap agreements during 2012, you paid approximately $40.2 million and $23.2 million in breakage fees in April 2012 and November of 2012. Please tell us and explain in Note 11 how you accounted for the payment of these breakage fees in your financial statements.

Other

70. Please update the financial statements and related disclosures as necessary to comply with Rule 3-12 of Regulation S-X.

Gerardo I. Lopez
AMC Entertainment Holdings, Inc.
September 26, 2013
Page 16

71. Please include currently dated consents of the independent registered public accounting firms in any future amendments to your Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director